UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Acquisition of Chuangyeying Brand Management Co., Ltd. and Store Master Food Trading Co., Ltd.

On October 30, 2020, Hunan Ming Yun Tang Brand Management Co., Ltd. (“Hunan MYT”), a limited liability company organized under the laws of the People’s Republic of China (“PRC”) and a wholly-owned subsidiary of Urban Tea, Inc. (the “Company”), entered into an acquisition agreement (the “Agreement”) with Chuangyeying Brand Management Co., Ltd. (“CYY”), a limited liability company organized under the laws of the PRC, Changsha Store Master Food Trading Co., Ltd. (“Store Master”), a limited liability company organized under the laws of the PRC, and shareholders of CYY and Store Master (the “Shareholders,” collectively with Hunan MYT, CYY, and Store Master, the “Parties”). The Shareholders were the record holders and beneficial owners of all registered paid-up capital of CYY and Store Master. Pursuant to the Agreement, Hunan MYT agreed to acquire 51% of the equity interests of both CYY and Store Master for total cash contribution of approximately RMB3.1 million (approximately $468,000) (the “Total Consideration”), of which RMB2.55 million (approximately $375,000) will be paid as registered capital to CYY within ten (10) days of CYY completing its registration process with the local State Administration of Industry and Commerce (the “SAIC”) and approximately RMB0.56 million (approximately $123,000) will be paid as registered capital to Store Master within ten (10) days of Store Master completing its registration process with the SAIC, and the Shareholders agreed to transfer to Hunan MYT, upon the execution of the Agreement, 51% of the equity interests of CYY and Store Master (the “Acquisition”). Upon the closing of the Acquisition, Hunan MYT will hold 51% of the equity interests of CYY with a registered capital of RMB5.0 million (approximately $735,000) and 51% of the equity interests of Store Master with a registered capital of RMB1.08 million (approximately $159,000).

The Parties to the Agreement have each made customary representations, warranties and covenants, including, among other things, (a) CYY and Store Master are duly organized, validly existing and in good standing under the laws of PRC; (b) the Parties are authorized to execute the Agreement, (c) the Shareholders are responsible for all outstanding and contingent liabilities incurred by CYY and Store Master before the registration process with the Registrar is completed; and (d) the execution, delivery, and performance by the Parties do not and will not conflict with or violate any provisions of the charter documents, if applicable, and agreements by which the Parties are bound or affected.

The closing of the Acquisition is subject to various conditions to closing, including, among other things, (a) the accuracy of the parties’ representations and warranties at the time of closing; and (b) the payment of the Total Consideration.

The Company cannot assure you that any of the registration or approvals of governmental authorities or other third parties described above will be obtained, and, if obtained, the Company cannot assure you as to the date of such registration and/or approvals. The Company is not aware of, and the Shareholders, the CYY and the Store Master have not identified to the Company, any material governmental authority or third party approvals or actions that are required for completion of the Acquisition. It is presently contemplated that if any such additional registration, approvals or actions are required, those approvals or actions will be sought, but there can be no assurance that any additional approvals or actions will be obtained.

The Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The following diagram illustrates our current corporate structure following the closing of the Acquisition.

Summary of Business of CYY and Store Master

CYY was established in 2013 as a limited liability company organized under the laws of the PRC. CYY owns franchise permits to operate franchise stores in the PRC and multiple registered trademarks in China. CYY successfully promotes many brands in PRC, including “Tea Language” and “Mr. Tea and Ms. Tea.”

Store Master was established in 2014 as a limited liability company organized under the laws of the PRC. Store Master specializes in supply chain management, product research and development, and optimizing long-term and stable supply chains. Additionally, Store Master owns a scalable warehouse with an advanced logistics management system and supplies raw material to its managing franchisees.

Management’s Plan for the Business of CYY and Store Master

The acquisition of CYY and Store Master has laid a solid foundation for the Company to expand its operations in the retail sales market of specialty teas and baked goods. The Company plans to collaborate with the management team of the CYY to promote its brands, Buoyance Manor (“浮力庄园”) and Your Ladyship Tea (“小主的茶”), through tea beverages franchisees owned by CYY. The acquisition will also strengthen and upgrade the Company’s supply chain and lower the costs of its production and transportation by integrating Store Master’s existing logistics network and warehousing capabilities. Pursuant to the Agreement, the Company has made an investment plan and an incentive plan for the next three years. Following the consummation of the Acquisition, the Shareholders shall remain as the management team of CYY and Store Master. Hunan MYT will annually evaluate the Shareholders’ performance and management, and deliver to the Shareholders additional cash and restricted shares of the Company as compensation when certain business milestones set forth in the Agreement have been reached.

Financial Statements and Exhibits.

Exhibits.

Exhibit Number	Description
10.1	Unofficial Translation of Acquisition Agreement entered into by and among Hunan MYT, Chuangyeying Brand Management Co., Ltd. (“CYY”), Changsha Store Master Food Trading Co., Ltd. (“Store Master”) and the shareholders of CYY and Store Master, dated October 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 17, 2020

URBAN TEA, INC.

By:	/s/ Long Yi
Name:	Long Yi
Title:	Chief Executive Officer and Chairman

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